FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 10, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF Brasil Foods S.A. tops the ranking of the Best Companies in Latin America in the perception study carried out by the American Institutional Investors magazine, in the Food and Beverages category (The 2010 Latin America Investor Relations Perception Study).

For BRF, the consensus between the opinions of the global analysts consulted in the carrying out of the study reflects the recognition and confidence that capital markets have in the company’s commitment to the principles of good corporate governance, based on the qualities of transparency, entrepreneurial initiative and the ability to innovate.

The distinctions awarded BRF by the Institutional Investors study, held every five years, are as follows:

Ranking by the Buy Sides:

  Best CEO  - José Antonio do Prado Fay
  Best CFO -  Leopoldo Saboya
  Best IR program
  Best IR Team (Leopoldo Saboya/Edina Biava)

Ranking by the Sell Sides:

  2 º - Best CEO  - José Antonio do Prado Fay
  2º -  Best CFO -  Leopoldo Saboya
  2º - Best IR program
  2º - Best IR Team - (Leopoldo Saboya/Edina Biava)
  Best IR  - Brazil – Edina Biava

Institutional Investor magazine, which has been on the market for almost 50 years, is considered one of the most important publications in the world of finance.  Its global circulation is in excess of 130 thousand issues and it publishes two editions (Americas and International).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 10, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director